UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

QAD Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A 74727D306

Class B 74727D207

(CUSIP Number)

Pamela M. Lopker

100 Innovation Place

Santa Barbara, CA 93108

(805) 566-6000

with a copy to:

Paul Hastings LLP

1999 Avenue of the Stars, 27th Floor

Los Angeles, CA 90067

(310) 620-5700

Attn: David M. Hernand

Sean A. Monroe

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74727D306/74727D207	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Pamela M. Lopker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 6,017,672 Class B – 2,652,775
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 6,017,672 Class B – 2,652,775
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 6,017,672 Class B – 2,652,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 34.6% Class B – 79.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 74727D306/74727D207	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Lopker Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 363,064 Class B – 491,437
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 363,064 Class B – 491,437
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 363,064 Class B – 491,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 2.1% Class B – 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74727D306/74727D207	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Estate of Karl F. Lopker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 152,216 Class B – 50,709
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 152,216 Class B – 50,709
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 152,216 Class B – 50,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 0.01% Class B – 0.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74727D306/74727D207	13D	Page 5 of 9 Pages

Item 1.	Security and Issuer

Item 1 of the Original Statement is hereby amended and supplemented with the following:

This Amendment No. 5 (this “Amendment No. 5”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2015, as amended on July 22, 2016, October 19, 2017, September 26, 2019, and June 30, 2021 (as amended, the “Original Statement”) by and on behalf of Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 (the “Lopker Living Trust”), the Estate of Karl F. Lopker (the “Estate”) and the Lopker Family Foundation, and relates to the Class A Common Stock, $0.001 par value per share (“QADA”) and Class B Common Stock, par value $0.001 per share (“QADB”, and, together with QADA, “Common Stock”), of QAD Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 100 Innovation Place, Santa Barbara, CA 93108.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 5 amends and supplements the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Ms. Lopker

The Lopker Family Foundation

The Estate

Ms. Lopker is the sole personal representative of the Estate. Ms. Lopker is President and a director of the Issuer. Ms. Lopker is an officer and board member of the Lopker Family Foundation and as a result may be deemed to have voting and/or dispositive power with respect to the shares beneficially owned by the Lopker Family Foundation. Ms. Lopker disclaims beneficial ownership with respect to the shares owned by the Lopker Family Foundation.

The business address of Ms. Lopker and the Lopker Living Trust is 100 Innovation Place, Santa Barbara, CA 93108.

Ms. Lopker is a United States citizen and the other Reporting Persons are organized or existing under the laws of the United States.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 74727D306/74727D207	13D	Page 6 of 9 Pages

Item 4.	Purpose of Transaction

Item 4 of the Original Statement is hereby amended and supplemented with the following:

On October 22, 2021 Ms. Lopker made a charitable donation of 235,181 shares of QADA (the “Gifted Shares”) to the Fidelity Investments Charitable Gift Fund, a Massachusetts charitable trust (“Fidelity”).

Ms. Lopker has no ongoing voting or dispositive power over the Gifted Shares donated to Fidelity, and no other Reporting Person has any authority to vote or dispose of the Gifted Shares donated to Fidelity. Therefore, none of the filers of this Amendment No. 5 beneficially owns any of such Gifted Shares donated to Fidelity within the meaning of Rule 13d-3 under the Act and such shares are not included in this Amendment No. 5.

In connection with the charitable donation, on October 19, 2021 Fidelity executed a joinder (the “Joinder”) to the support agreement originally entered into by Issuer, Project Quick Parent, LLC (“Parent”), Ms. Lopker, The Lopker Living Trust, and the Estate (the “Support Agreement”). Pursuant to the Joinder, Fidelity agrees to vote and take, and refrain from taking, certain actions with respect to the Gifted Shares on the terms set forth in the Support Agreement, as if it were an original party thereto.

The foregoing description of the Support Agreement and the Joinder is only a summary, and does not purport to be complete and is qualified in its entirety by reference to the full texts of the Support Agreement and the Joinder, which are filed as Exhibits B and C respectively hereto, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and supplemented with the following:

As of October 22, 2021, Ms. Lopker’s beneficial ownership includes: 4,925,073 shares of QADA owned by Ms. Lopker; 2,071,338 shares of QADB owned by Ms. Lopker; 812,500 shares of QADA representing vested SARs or SARs that vest within 60 days of October 22, 2021 granted to Ms. Lopker; and 90,000 shares of QADB representing vested SARs or SARs that vest within 60 days of October 22, 2021 granted to Ms. Lopker. In addition, Ms. Lopker’s beneficial ownership includes shares held by the Lopker Family Foundation, and the Estate as described below.

As of October 22, 2021, the Lopker Family Foundation beneficially owned 363,064 shares of QADA and 491,437 shares of QADB. As of October 22, 2021, the Estate beneficially owned 152,216 shares of QADA and 50,709 shares of QADB.

The information contained on pages two through four of this Amendment No. 5 and the information set forth or incorporated in Items 2 and 4 hereof are incorporated herein by reference.

CUSIP NO. 74727D306/74727D207	13D	Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

CUSIP NO. 74727D306/74727D207	13D	Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

A.	Joint Filing Agreement dated as of September 26, 2019 by and among Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013, Lopker Family Foundation and the Estate of Karl F. Lopker (previously filed with the Securities and Exchange Commission by the Reporting Persons on Schedule 13D/A on September 26, 2019).

B.	Support Agreement, dated as of June 27, 2021, by and among QAD, Inc., Project Quick Parent, LLC, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 and the Estate of Karl F. Lopker (previously filed with the Securities and Exchange Commission by the Issuer on Form 8-K on June 30, 2021).

C.	Notice and Joinder to Support Agreement, dated as of October 19, 2021 by and among QAD, Inc., Project Quick Parent, LLC, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013, the Estate of Karl F. Lopker, and Fidelity Investments Charitable Gift Fund.

CUSIP NO. 74727D306/74727D207	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2021

Pamela M. Lopker	/s/ Pamela M. Lopker
Pamela M. Lopker

/s/ Pamela M. Lopker
The Lopker Family Foundation	Pamela M. Lopker, President and CEO
Lopker Family Foundation

/s/ Pamela M. Lopker
The Estate	Pamela M. Lopker, Personal Representative Estate of Karl F. Lopker